Exhibit 99.1

Casterra Signs a Framework Agreement with a World Leading Oil and
Gas Company to Sell Its Castor Seeds for Sustainable Biofuel
Production, with Initial Purchase Orders of $9.1 Million

Casterra is expected to deliver the initial orders of its proprietary castor seeds, developed using Evogene's GeneRator AI tech engine, during 2023

Rehovot, Israel – June 21, 2023 – Casterra Ag Ltd. (“Casterra”), an integrated castor cultivation solution company and a subsidiary of Evogene Ltd. (“Evogene”) (Nasdaq: EVGN; TASE: EVGN), announced today that it signed a framework agreement to sell seeds of its proprietary castor varieties to one of the world's leading oil and gas companies for cultivation in specific African territories. Initial purchase orders, valued at an aggregate of $9.1 million, were received and the seeds are expected to be delivered during 2023. Casterra’s high-yield, high-oil castor seed varieties are optimized for biofuel production to support the growing market of sustainable energy.

The biodiesel market is estimated at ~$92 billion in 2021, which is about 9% of the overall global diesel market and is expected to reach ~$190 billion by 2030, with a compound annual growth rate (CAGR) of 8.33% from 2022-20301. In current industry practice, biodiesel is based on a mix of about 93-95% fossil oil and 5-7% non-fossil oil from plants or other sources. The demand for plant oil for biodiesel could increase either by growth of the biodiesel segment in the regular diesel market and/or by an increase in the percentage of plant oil used in the biodiesel mix. Based on Casterra’s analysis, the purchase orders reported today can support the production of approximately 1.5%2 of the current world demand for non-fossil oil for biodiesel.

Biofuels offer significant advantages over conventional petrochemical fuels, presenting a renewable and biodegradable alternative with substantially lower negative environmental impact compared to other alternative fuel sources. Castor emerges as a standout biofuel candidate due to its carbon-neutral properties, with emissions during combustion closely matching the carbon dioxide absorbed during the growth of castor plants. Furthermore, the castor plant can be cultivated on marginal lands, in semi-arid to arid conditions, and it does not compete on ground with edible crops.

Casterra, as Evogene’s subsidiary, spearheads the development of proprietary high-yield castor varieties leveraging the company’s cutting-edge computational biology technologies. By utilizing Evogene’s GeneRator AI tech engine and incorporating advanced computational AI capabilities and proprietary plant genomic databases, Casterra has unlocked the potential to produce castor varieties with exceptional yield and high oil content, setting new standards in the biofuel industry.

1 Biodiesel Market (By Feedstock: Vegetable Oil, Animal Fats; By Application: Fuel, Power Generation, Others; By Production Process: Alcohol Trans-Esterification, Hydro-Heating) - Global Industry Analysis, Size, Share, Growth, Trends, Regional Outlook, and Forecast 2022-2030. https://www.precedenceresearch.com/biodiesel-market
2 IEA (2020a), Monthly Oil Data Service (MODS), August 2020; IEA (2020b), Oil Information (database); IHS Markit (2020), Biofuels market; MAPA (2020), Agroenergia; US EIA (2020), Petroleum and Other Liquids. https://www.iea.org/data-and-statistics/charts/global-biofuel-production-in-2019-and-forecast-to-2025

Eyal Ronen, CEO of Casterra stated: “We are thrilled with this business opportunity, which signifies a transformative step forward in the biofuel industry. By harnessing Evogene's cutting-edge computational biology technologies, Casterra is at the forefront of developing and supplying high-performance seeds for biofuel production that address the growing demand for cleaner and more sustainable energy. We believe that this achievement is just the beginning of a long-term relationship with our existing partner; together we are driving the future of sustainable energy solutions for the benefit of our planet.”

About Casterra Ag Ltd.:

Casterra is engaged in developing and commercializing high-yielding castor bean seeds as a cost-competitive, sustainable, second-generation feedstock for the growing biofuel market. It has built its castor genetic assets based on a broad collection of over 300 castor lines from over 40 different geographic and climatic regions. As part of its development process, Casterra applies advanced breeding methods utilizing Evogene's Generator AI tech-engine, enabling the use of cutting-edge plant genomics tools and agro-technique expertise to enable efficient and sustainable industrial-scale production of the castor bean.

For additional information, please visit Casterra’s website at: http://www.casterra.com

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science-based products by utilizing cutting-edge technologies to increase the probability of success while reducing development time and cost. Evogene established three unique tech-engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each tech-engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI).

Evogene uses its tech-engines to develop products through subsidiaries and strategic partnerships. Evogene’s subsidiaries currently utilize the tech-engines to develop human microbiome-based therapeutics by Biomica, ag-biologicals by Lavie Bio, ag-chemicals by AgPlenus, medical cannabis products by Canonic and castor varieties, for the biofuel and other industries, by Casterra.

For more information, please visit www.evogene.com

Forward Looking Statements:

This press release contains “forward-looking statements” relating to future events. These statements may be identified by words such as “will”, “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates”, “demonstrates”, or words of similar meaning. For example, Evogene and Casterra are using forward-looking statements in this press release when they discuss the expected timing of delivery of Casterra’s seeds, estimated growth in the biodiesel markets, Casterra’s ability to meet demand for biodiesel, biofuels’ advantages over conventional petrochemical fuels, potential sources for an increase in demand for plant oil used in biodiesel and future cooperation between Casterra and the leading oil and gas company. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, and involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with applicable securities authorities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contacts

Rachel Pomerantz Gerber

Head of Investor Relations at Evogene

Mailto:rachel.pomerantz@evogene.com

Tel: +972-8-9311901